FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2008, Northbridge’s net premiums written were Cdn$1,166.4 million. At year-end, the company had shareholders’ equity of Cdn$1,383.6 million and there were 1,590 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2008, C&F’s net premiums written were US$878.2 million. At year-end, the company had statutory surplus of US$1,410.6 million (shareholders’ equity of US$1,166.4 million on a US GAAP basis) and there were 1,266 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2008, First Capital’s net premiums written were SGD90.2 million (approximately SGD1.4 = US$1). At year-end, the company had shareholders’ equity of SGD187.9 million and there were 68 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2008, Falcon’s net premiums written were HK$176.7 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$305.8 million and there were 93 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2008, OdysseyRe’s net premiums written were US$2,030.8 million. At year-end, the company had statutory surplus of US$2,951.3 million (shareholders’ equity of US$2,827.7 million on a US GAAP basis) and there were 698 employees.

Group Re primarily constitutes the participation by CRC (Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Since 2004, Group Re has also written third party business. In 2008, its net premiums written were US$185.5 million. At year-end, these companies had combined shareholders’ equity of US$268.1 million.

Runoff

The runoff business comprises the U.S. runoff group and the European runoff group. The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance and the Fairmont legal entities placed in runoff on January 1, 2006. At year-end, the merged U.S. company had shareholders’ equity of US$1,229.5 million (statutory surplus of US$674.0 million). The European runoff group consists of RiverStone Insurance UK and nSpire Re. At year-end, this group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$985.3 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 117 employees in the U.S., located primarily in Manchester, New Hampshire, and 58 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All companies are wholly owned except for OdysseyRe (70.4%-owned at December 31, 2008). Northbridge Financial became wholly owned in February 2009.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries (other than wholly-owned Polish Re, acquired in early 2009). The Fairfax corporate structure also includes a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 24.9% interest in Falcon Thailand, an approximate 20% interest in Arab Orient Insurance (a Jordanian company), an approximate 20% interest in Alliance Insurance (a Dubai, U. A. E. company), and investments in Advent (66.6%), Cunningham Lindsey (45.7%) and Ridley (67.9%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

While 2007 was a record year for us, 2008 was even better! We earned approximately $1.5 billion1 after tax or $79.53 per diluted share. Book value grew by 21.0% to $278.28 per share (excluding the $5.00 per share dividend paid in 2008) and we ended the year with over $1.5 billion in cash and marketable securities at the holding company level. We were net cash at the holding company level, as our cash and marketable securities exceeded holding company debt and other obligations.

Since we began 23 years ago, book value has compounded by 25% while our common stock price has followed at 23% per year. The last two years have made up significantly for the biblical seven lean years that you have suffered. In the seven lean years (1999-2005), we made no money on a cumulative basis. In the three years since (2006-2008), we have earned $2.8 billion after tax and book value per share has more than doubled. While we are pleased that our forecast of “the seven lean years are over” did come true, we much prefer the Noah principle, “Forecasting doesn’t count, building an ark does”!

The results for our major subsidiaries are shown below:

			Return on
		Net	Average
	Combined	Earnings	Shareholders’
	Ratio	after Tax	Equity

Northbridge	107.3%	45.7	3.6%
Crum & Forster (US GAAP)	114.6%	332.8	27.1%
OdysseyRe (US GAAP)	101.2%	549.0	20.5%

Excluding the effect of foreign currency movements, the impact of an unusual reinsurance commutation and lawsuit settlement at Crum & Forster, and catastrophe losses related to Hurricanes Ike – the third costliest hurricane in U.S. history – and Gustav, the combined ratios of Northbridge, Crum & Forster and OdysseyRe (the latter two on a US GAAP basis) were 100.1%, 97.0% and 93.7% respectively, and Fairfax’s consolidated combined ratio (on a Canadian GAAP basis) was 96.2%. Overall, these were extraordinary results, both absolute and relative to the industry, especially given the investment environment. Northbridge’s results were mediocre because of charges recorded on investments for other than temporary impairments and mark-to-market losses, the gains on Canadian Federal Government bonds being less than on U.S. Federal Government bonds, and higher combined ratios.

The table below shows our major subsidiaries’ growth in book value over the past seven years (per share for Northbridge and OdysseyRe), adjusted by including distributions to shareholders.

2001 – 2008
Annual Compound
Growth Rate

Northbridge	19.2%
Crum & Forster (US GAAP)	18.9%
OdysseyRe (US GAAP)	21.2%

Our investment team has produced exceptional returns in many of the years over the past 23 – but none like in 2008! The investment environment in 2008 was brutal as the 1 in 50 or 1 in 100 year storm in the financial markets that we feared arrived in the fall. All major stock markets worldwide were down about 50% and all corporate and non-Federal Government bond spreads widened to historically high levels. There were very few places to hide, let alone prosper! Fortunately, after many years of caution, we were perfectly positioned with a cash and government bond position of approximately 75% of our investment portfolio, our stock positions fully hedged, and our large holdings of credit default swaps. The total return (including unrealized gains) in our investment portfolios, including our CDS position and hedges, was 16.4%. Total interest and dividend income and net investment gains in 2008 (including at the holding company) were $3.3 billion after recording almost $1 billion in other than temporary impairments and over $500 million of mark-to-market losses (primarily on convertible bonds). Interest and dividend income dropped in 2008 from $761 million to $626 million because of the collapse in short term interest rates, but total net investment

1Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated.

gains increased to $2.7 billion – again, after the $1.5 billion of impairment and mark-to-market charges mentioned above – from $1.6 billion in 2007. These are exceptional results and no other company in the industry has even come close to matching them! A standing ovation for our investment team, led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami, Sam Mitchell, Paul Rivett, Frances Burke and Enza La Selva.

Our performance in 2008 did not go unnoticed by the rating agencies. A.M. Best upgraded Crum & Forster to an “A” rating after upgrading Northbridge to an “A” rating and Fairfax to an investment grade rating in 2007. DBRS upgraded Fairfax to investment grade in 2008 and Standard & Poor’s followed early in 2009. By the way, we do not know of another publicly traded financial institution, of any size, that has survived after being downgraded to non-investment grade status.

In November of 2008, after the stock markets had dropped 50% from their highs, we decided to remove the equity hedges on our portfolio investments. Also, as the yield on long (30-year) U.S. Treasuries began to drop below 3%, we sold almost all our U.S. Treasuries (at year-end we had only $985 million left, compared to $6.4 billion on December 31, 2007), having realized net gains of $583 million in 2008 on sales of U.S. Treasuries. Both the equity hedges and the U.S. Treasuries have done an outstanding job in protecting our capital. Our U.S. Treasury bond position was to a large extent replaced by $4.1 billion in U.S. state, municipal and other tax-exempt bonds (of which $3.6 billion carry a Berkshire Hathaway guarantee) with an average yield (at purchase) of approximately 5.79% per annum. During the fourth quarter of 2008, we also increased our cash and short term investments by $752 million and invested an additional $2.3 billion in common stocks. The annualized pre-tax equivalent interest and dividend income has increased significantly for our company by virtue of our significant holdings of tax-exempt bonds and as we have taken advantage of the significant widening in corporate and non-Federal Government spreads.

In previous annual reports, we have discussed the holding of some common stock positions for the very long term. Last year we identified Johnson & Johnson as one name and said that Mr. Market may give us more opportunities in the future. As shown in the table below, at the end of 2008 we had taken advantage of the major decline in stock prices to purchase additional positions in outstanding companies with excellent long term track records which we contemplate holding for the long term.

	Shares Owned	Cost per Share	Amount Invested	Market Value

Johnson & Johnson	7,585,000	$60.68	460.3	453.4
Kraft Foods	10,723,571	26.61	285.4	287.6
Wells Fargo Bank	3,515,100	21.93	77.1	103.6

Late in the fourth quarter of 2008, after receiving a $350 million dividend from Crum & Forster, we decided to take Northbridge private at a fair price for all minority shareholders. Our Cdn$39.00 per share offer was unanimously recommended by the Independent Committee of the Board of Northbridge, which had retained Scotia Capital as its financial advisor. As many of you will remember, we took Northbridge public in 2003 at Cdn$15.00 per share. At Cdn$39.00 per share, in the approximately five and a half years that Northbridge was public, Northbridge minority shareholders earned a 20%+ compound annual rate of return, including dividends (versus 5% for the TSX 300). We took Northbridge public at 1.2x book value and private at 1.3x book value, in an environment where the whole P&C industry (including us) was selling at approximately book value. Northbridge had never traded at Cdn$39.00 per share before. You can see why we considered the offer a fair price for Northbridge’s minority shareholders.

As you know, necessity is often the mother of invention – by taking Northbridge public in 2003, we created the largest commercial lines P&C company in Canada from four relatively small companies. Under Mark Ram’s leadership (Mark has been with us since he graduated from the Ivey Business School in 1991), we are very excited about Northbridge’s long term prospects.

In the past year, we have had significant share repurchases in the group. Fairfax repurchased 1.07 million shares at an average price of $264.39 per share (total cost of $282 million), more than offsetting the 0.9 million shares issued on the conversion of the $189 million of 5% convertible debentures that we called for redemption in early 2008. Northbridge repurchased 2.3 million shares at an average price of Cdn$29.04 per share in 2008, while OdysseyRe repurchased 9.5 million shares at an average price of $37.06 per share after repurchasing 2.6 million shares at an average price of $35.83 per share in 2007. Fairfax also retired Cdn$50 million of preferred shares in 2008.

We think that Fairfax has developed two significant strengths over the past 23 years. One, our worldwide investment management capabilities, has been evident, especially in a year like 2008. The other is our P&C insurance and

FAIRFAX FINANCIAL HOLDINGS LIMITED

reinsurance operating skills. From humble beginnings in Canada (remember Markel Insurance with $10 million in premiums in 1985!), by the end of 2007 we had insurance operations in Canada, the U.S., India, Singapore, Hong Kong and Thailand and reinsurance operations worldwide.

In 2008, we expanded into Eastern Europe through the 100% purchase of Polish Re (we closed this purchase in January 2009), and into the Middle East through the purchase of an approximate 20% interest in two of the finest companies in the region: Arab Orient Insurance in Jordan and Alliance Insurance in Dubai. All three companies are focused on underwriting profit with good reserving. We welcome Marek Czerski and all the employees at Polish Re to the Fairfax family and we look forward to working with Mr. Karim Kabariti (Chairman and CEO of Arab Orient’s controlling shareholder, Kuwait Jordan Bank) and Isam Abdelkhaliq, CEO of Arab Orient, and with Sheik Ahmed Bin Saeed Al Maktoum (Chairman of both Alliance and the Emirates Group) and Wisam Al Haimus, CEO of Alliance.

At this time, I must share with you the record of an outstanding manager that we have been fortunate to attract to Fairfax, Mr. Athappan from Singapore. I first met Mr. Athappan about 15 years ago when he was managing a P&C company called India International. Mr. Athappan took over managing India International, an Indian Government owned company, in 1988 with approximately SGD14 million in shareholders’ equity. Until he joined us in 2006, Mr. Athappan grew that SGD14 million to SGD238 million – with no new capital and having paid SGD28 million in dividends to his shareholder. During this time period, India International had an average combined ratio of less than 90%, almost never had a combined ratio in excess of 100%, and always practised excellent reserving. About 13 years ago, when real estate prices were very high, Mr. Athappan sold his house and rented, even though the house was owned by the company!! Mr. Athappan is an outstanding investor and is intuitively value oriented. Since he began managing First Capital in 2002, shareholders’ equity has increased from SGD58 million to SGD188 million and the company has made an underwriting profit every year with excellent reserving. With regard to 2007, by which time net premiums written had risen from SGD14 million to SGD90 million, First Capital was ranked fourth in premiums written in Singapore but first in underwriting profit. This is our goal for all our companies – to be first in underwriting profit, not in premiums written. You can see why we are excited about Fairfax Asia’s prospects as Mr. Athappan puts his stamp on all our Asian operations!

As I mentioned to you last year, in 2008 Doug Libby succeeded Nick Antonopoulos at Crum & Forster and Gobi Athappan became the Managing Director of Falcon upon Kenneth Kwok’s retirement. Late in the year, Nick Bentley took over from Dennis Gibbs and now manages all of our runoff operations worldwide. All of these “successions” have been from inside the company, were well planned and are going very well.

Dennis Gibbs retires in March 2009 and will continue with us as a consultant. Dennis joined us when we acquired TRG in 1999 and over the past 10 years, Dennis and TRG handled any significant downside risk in the insurance/reinsurance business exceptionally well. Dennis’ first assignment, and the only lawsuit we had ever initiated, was the Horace Holman lawsuit in London in 2000. Four and a half years later, we won that lawsuit hands down. When we put TIG in runoff in 2002, Dennis masterfully executed the merger of TIG and IIC within four months and in the next few years significantly reduced the size of the runoff in terms of claims outstanding. Over a period of years, this runoff, which is one of the larger runoffs in the U.S., has proceeded smoothly and successfully and we were able to retrieve most of our OdysseyRe shares from TIG. Dennis also was responsible for getting our European runoff under control and, finally, for picking his successor Nick Bentley. Dennis has done an outstanding job for us and has been a pleasure to work with. We look forward to working with Dennis in the future, as we are sure another opportunity or problem will surface again.

Our partnership with Chuck Davis and Stone Point in the ownership of Cunningham Lindsey is going well and recently, on Stone Point’s recommendation, Cunningham Lindsey purchased the operations of GAB Robins (excluding the U.S. and U.K.). We invested $49 million to maintain our ownership interest in the company. Brad Martin continues to monitor our investment in Cunningham Lindsey.

We have positions in two other companies which are only investments, even though the fact that we own over 50% of those companies requires that they be consolidated on our financial statements. In November 2008 we paid $68 million to purchase 67.9% of the shares of Ridley Inc., one of North America’s leading commercial animal nutrition companies, and during 2008 we purchased $25.6 million of additional shares of Advent, bringing our ownership of that company to 66.6%.

The Insurance Cycle

The P&C industry changed dramatically in 2008. Mainly because of investment problems, the industry lost almost 10% of its $540 billion of capital. Many of the industry’s leading lights are on the ropes. If these companies are consumed by a credit event or if the rating agencies lose patience, the current soft insurance market could become hard quickly. If this happens, our companies have the management and capital to expand, as they have in the past in these circumstances. If current conditions continue, count on us shrinking our business further.

Insurance and Reinsurance Operations

				Net Premiums
	Combined Ratio			Written
	Year Ended December 31,			% Change in
	2008	2007	2006	2008

Northbridge	107.3%	92.3%	98.0%	10.3%
Crum & Forster	117.6%	93.5%	92.3%	(20.2%)
Fairfax Asia	92.1%	70.4%	78.4%	22.7%
OdysseyRe	103.5%	95.5%	96.5%	(2.8%)
Other reinsurance	150.0%	95.6%	95.7%	(10.0%)

Consolidated	110.1%	94.0%	95.5%	(3.7%)

On the surface, we reported some ugly combined ratios for 2008. However (don’t smile!), if you exclude from our 2008 combined ratios three major unusual items – foreign exchange translation losses on claims reserves, a commutation of a reinsurance contract and a lawsuit settlement at Crum & Forster, and losses from Hurricanes Ike, the third most costly hurricane in U.S. history, and Gustav – our combined ratios were not that bad – 100.1%, 99.3%, 94.7% and 96.2% (all on a Canadian GAAP basis) at Northbridge, Crum & Forster, OdysseyRe and Fairfax consolidated respectively – and we maintained conservative reserving.

All of our insurance and reinsurance companies remained well capitalized in 2008. Following is the statutory capital for our three major companies, which reflects the significant share buybacks at Northbridge and OdysseyRe and a special $350 million dividend payout by Crum & Forster as well as the ordinary course dividend payments by Crum & Forster, Northbridge and OdysseyRe.

				Net
				Premiums/
	Net Premiums	Statutory		Statutory
	Written	Surplus		Surplus

Northbridge	1,099.5	1,120.8	(1)	1.0
Crum & Forster	878.2	1,410.6		0.6
OdysseyRe	2,030.8	2,951.3		0.7

(1)	Canadian GAAP shareholders’ equity

We have updated the float table for our operating companies that we showed you last year.

				Average Long
			Benefit	Term Canada
	Underwriting		(Cost)	Treasury Bond
Year	Profit (Loss)	Average Float	of Float	Yield

1986	2.5	21.6	11.6%	9.6%
↕
2004	147.4	5,898.7	2.5%	5.2%
2005	(437.5)	7,323.9	(6.0%)	4.4%
2006	212.6	8,212.9	2.6%	4.3%
2007	281.3	8,617.7	3.3%	4.3%
2008	(457.7)	8,917.8	(5.1%)	4.1%
Weighted average since inception			(2.8%)	5.1%
Fairfax weighted average financing differential since inception: 2.3%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 3.5% (1.6% excluding Advent) in 2008 at a cost of 5.1% (3.9% excluding Advent). Excluding foreign exchange gains and losses, the float had a cost of 3.0%. Our long term goal is to increase the float at no cost. This, combined with our ability to invest the float well over the long term, is why we could achieve our long term objective of 15% per annum compounding of book value per share over time. The table below shows you the breakdown of our year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2004	1,404.2	1,657.1	119.7	3,498.7	6,679.7	741.3	7,421.0
2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	5,125.0	9,058.1	1,783.8	10,841.9

Insurance and reinsurance float increased in 2008 by $281 million, primarily due to the increase in float from the consolidation of Advent and the commutation of a significant reinsurance treaty by Crum & Forster. The Canadian insurance float would have increased if the effect of foreign exchange movements were excluded. Runoff float increased in 2008 by $13 million, primarily due to the transfer of nSpire Re’s Group Re reserves to runoff.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2008	2007

Underwriting
Insurance – Canada (Northbridge)	(78.7)	78.0
– U.S. (Crum & Forster)	(177.2)	77.0
– Asia (Fairfax Asia)	6.7	20.3
Reinsurance – OdysseyRe	(73.5)	94.7
– Other	(135.0)	11.3

Underwriting income (loss)	(457.7)	281.3
Interest and dividends	476.1	604.4

Operating income	18.4	885.7
Net gains on investments	1,558.6	984.0
Runoff	392.6	187.6
Other	1.4	25.4
Interest expense	(158.6)	(209.5)
Corporate overhead and other	631.9	287.2

Pre-tax income	2,444.3	2,160.4
Income taxes	(755.6)	(711.1)
Non-controlling interests	(214.9)	(353.5)

Net earnings	1,473.8	1,095.8

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff, and non-insurance operations (Other shows the pre-tax income before interest and other of Cunningham Lindsey in 2007 and Ridley in 2008). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. The underwriting loss in 2008 was significant due to the adverse effect of foreign exchange ($189 million), an unusual reinsurance commutation and lawsuit settlement at Crum & Forster ($110 million) and Hurricanes Ike and Gustav ($326 million). Also, the consolidation of Advent accounted for $112 million of the $135 million underwriting loss at Reinsurance – Other. Interest and dividends decreased mainly due to much lower short term rates. Net investment gains at our operating companies increased significantly in 2008 to record levels. Runoff also had another record year due to record investment gains. Corporate overhead and other was a very significant positive because of substantial net investment gains and investment income from our holding company’s investment portfolio. Pre-tax income and net earnings were also at record levels.

Reserving

At the end of 2008, our reserves are in excellent shape. Our reserve position has probably never been better in the past 10 years and all our companies are now at the Northbridge standard. Please also note the accident year triangles shown in the MD&A.

Financial Position

	December 31,
	2008	2007

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,555.0	963.4

Holding company debt	869.6	1,063.2
Subsidiary debt	910.2	915.0
Other long term obligations – holding company	187.7	192.6

Total debt	1,967.5	2,170.8

Net debt	412.5	1,207.4

Common shareholders’ equity	4,866.3	4,121.4
Preferred equity	102.5	136.6
Non-controlling interests	1,382.8	1,585.0

Total equity and non-controlling interests	6,351.6	5,843.0

Net debt/total equity and non-controlling interests	6.5%	20.7%
Net debt/net total capital	6.1%	17.1%
Total debt/total capital	23.7%	27.1%
Interest coverage	16.4x	11.3x

At the end of 2008, cash and marketable securities at the holding company level ($1.56 billion) exceeded holding company debt and other long term obligations ($1.06 billion in aggregate), so we were net cash of $498 million at the holding company level. Including subsidiary debt of $910 million (which contained $115 million of debt of Advent and Ridley as a result of our being required to consolidate these investments), net debt was $413 million. Holding company indebtedness decreased by $134 million in 2008 due to the conversion of our 5% convertible debentures and by $62 million due to our redemption at maturity of our outstanding 6.875% notes. The company also redeemed $34 million of its preferred shares in 2008 for cash consideration of $48 million. Our debt/equity and debt/capital ratios dropped significantly again in 2008, to levels well within investment grade standards.

Investments

The table below shows the time-weighted compound annual returns (including hedging) achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our companies, compared to the benchmark index in each case.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	5 Years	10 Years	15 Years

Common stocks (with equity hedging)	12.2%	19.1%	16.1%
S&P 500	(2.2%)	(1.4%)	6.5%

Bonds	9.6%	9.3%	9.4%
Merrill Lynch U.S. corporate (1-10 year) index	1.6%	4.4%	5.4%

2008 was another very good year for Hamblin Watsa’s investment results, even excluding our CDS position which is not included in the results shown above. These results are due to Hamblin Watsa’s outstanding investment team, led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami, Sam Mitchell, Paul Rivett, Frances Burke and Enza La Selva.

As I said earlier, the return that our investment team produced in 2008 was the best since we began in 1985 – 23 years ago! All of the investment risks that we worried about and have written to you about for at least the past five years simultaneously reared their ugly head as the 1 in 50 or 1 in 100 year storm in the financial markets landed in the fall of 2008. All the major stock markets worldwide were down about 50% and all corporate and non-Federal Government bond spreads widened to historically high levels. Risk was back with a vengeance and, as Grant’s Interest Rate Observer wrote back in 1996, “the return of one’s money, the humblest investment attribute in good times, is always prized in bad times”.

Long U.S. Treasury yields declined to 2.5% – a low not seen since 1954 – and 3-month T-Bills were yielding close to 0% for much of the fourth quarter of 2008. All parts of the U.S. economy and financial markets began to deleverage at the same time, led by financial institutions, hedge funds, businesses and individuals. Mutual fund redemptions began worldwide and the risk in common stock investing was exposed as stock markets declined viciously in the fourth quarter of 2008 and have continued to decline in 2009. Comparing levels at the end of 2008 and the end of 1998, most U.S. and worldwide stock market indices had not provided any return for the past 10 years. For example, the S&P 500 had a compound annual return of minus 3.0% (excluding dividend reinvestment) over the past 10 years. Of course, for the investor in late 2008, the returns in the future may be very different from the past.

Last year, I quoted Hyman Minsky who said that history shows that “stability causes instability”. He said that prolonged periods of prosperity lead to leveraged financial structures that cause instability – and did we see that in spades in 2008!! With SIVs, CDOs, CDOs squared, among many other structures, leverage on leverage was exposed in 2008. Private equity firms that could do no wrong in 2005/2006 were down 90% from their IPO price in 2007. While Madoff may be the biggest Ponzi scheme yet unearthed, what Mr. Minsky calls Ponzi financial structures, where interest and principal cannot be financed by internal operations, are being unmasked daily in the financial markets. Structured investments based upon consumer debt that we warned you about for some time took a real beating in 2008, as 47% of the original AAA ratings on U.S. residential mortgage-backed and various other asset-backed securities issued between 2005 and 2007 were downgraded. In fact, as of January 9, 2009, over 13% of those securities which had originally been rated as AAA had been downgraded to CCC+ or lower!

Last year, we quoted Ben Graham who said that only 1 in 100 of the investors who were invested in the stock market in 1925 survived the crash of 1929-32. Our experience has been the same. As shown in the table below, we incurred a significant cost annually from 2003 through 2006 because of our equity hedging and CDS exposures. Not shown, of course, is the cost of not reaching for yield in the same time period.

Net investment gains (losses)	2008	2007	2006	2005	2004	2003

Equity hedges	2,079.6	143.0	(158.7)	(53.1)	(75.1)	–
Credit default swaps	1,290.5	1,145.0	(83.5)	(101.6)	(13.7)	(12.5)

Total	3,370.1	1,288.0	(242.2)	(154.7)	(88.8)	(12.5)

We had to endure years of pain before harvesting the gains in 2007 and 2008.

We think this recession is going to be long and deep and the only comparable data points are the debt deflation that the U.S. experienced in the 1930s and Japan experienced from 1989 to the present time. While the U.S. government has initiated a massive stimulus program and is providing up to $2 trillion for its Financial Stability Program, the effect of these programs will be diminished by the enormous deleveraging going on by businesses and individuals: government in the U.S. only accounts for less than 20% of GNP while the private sector accounts for more than 80%. The situation will have to be monitored carefully over the next few years. Of course, many of these negatives are being discounted in the stock market and credit markets as stock prices are down more than 50% and credit spreads are at record levels. We have not had as many opportunities in both markets in our investing career and we are busy!

In 2008, gross gains on investments totaled $4.2 billion. After other than temporary impairment losses of almost $1 billion and over $500 million of mark-to-market losses (primarily on convertible bonds), net gains on investments were $2.7 billion. Net gains from fixed income securities were $274 million (including gains from U.S. Treasuries of $583 million) and credit default swap gains were $1.3 billion, while net gains from common stocks were $21 million and from equity hedges were $2.1 billion.

Our net unrealized gains (losses) by asset class at year-end were as follows:

	2008	2007

Bonds	123.5	76.2
Preferred stocks	(2.7)	(0.9)
Common stocks	(198.5)	300.9
Investments, at equity	356.0	77.7

	278.3	453.9

Our common stock portfolio, which reflects our long term value oriented investment philosophy, is broken down by country as follows (at market value). We have never had more common stock investments in the United States.

2008

United States	2,975.1
Canada	560.3
Other	705.8

4,241.2

For the first time in more than a decade, we are very excited about the long term prospects of our common stock investments and believe that these investments have been purchased at prices well below their intrinsic values. This, of course, does not mean stock prices cannot go lower! Mark-to-market gains or losses on these investments will make our book value more volatile, but in the next five years, these investments should be a major reason for our success.

Miscellaneous

Given our results for 2008, our record holding company cash and marketable securities position and our strong and conservative balance sheet, we paid a dividend of $8 per share (an extra $6 per share in excess of our nominal $2 per share). Our shareholders were pleased!

In 2008, Fairfax and its subsidiaries made over $11 million in charitable donations, benefitting a variety of charities, principally in North America. As we said last year, in a free enterprise world, customers, employees, shareholders and communities do benefit from the success of an individual business. However, we forgot to mention governments, as for 2008 Fairfax will pay income taxes of $1.1 billion to all governments where we do business. The $1.1 billion is approximately 20% of our market value at the end of 2008.

Paul Murray has decided not to stand for re-election to our Board at this year’s shareholders’ meeting. Paul has a long history with Fairfax: he was one of the original investors in 1985 and he joined our Board to chair our Audit Committee upon Robbert Hartog’s retirement in 2005. As the beneficiary of Paul’s experience and quiet insight, we are grateful for his service and advice over many years and we wish Paul well in his retirement.

The future is always uncertain but it is particularly so as I write this letter to you. However, I am confident about the long term prospects of our company because of the outstanding calibre of our management team – the Presidents, officers and investment principals. This is not a large group – only about 40 strong – but it is a highly unusual group of men and women with great integrity, team spirit and no egos. On average, they have been with the company 13 years. We have come a long way in the past 23 years, from $12 million in revenue and $8 million in shareholders’ equity in 1985 to $8 billion in revenue and approximately $5 billion in shareholders’ equity in 2008. Over that time period, book value per share has increased more than 180 times and our stock price 120 times. I am really thankful for the past, but because of our management team and our bedrock guiding principles (again reproduced for you in Appendix A), I am excited about the future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

We will very much look forward to seeing you at our annual meeting in Toronto at 9:30 a.m. on Wednesday, April 15, 2009 in the John W.H. Bassett Theatre, Room 102, Metro Toronto Convention Centre, 255 Front Street West. Our Presidents, the Fairfax officers and the Hamblin Watsa principals will all be there to answer any and all of your questions.

I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2008. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. We look forward to continuing to build shareholder value for you over the long term.

March 6, 2009

V. Prem Watsa
Chairman and Chief Executive Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX A
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)	We expect to compound our book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)  We always want to be soundly financed.

3)  We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!